Exhibit 99.1

Sky-mobi Limited to Hold 2014 Annual General Meeting on December 29, 2014

HANGZHOU, China, December 1, 2014, Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform in China, today announced that it will hold its annual general meeting of shareholders at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau at 2:00 p.m. (China Standard Time) on December 29, 2014.

The Company will propose at the annual general meeting to re-elect Mr. Michael Tao Song as the Company’s director and to appoint Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm up to March 31, 2015.

Holders of record of the Company’s common shares on the close of business on November 14, 2014 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the annual general meeting or any adjournment. Holders of record of the Company’s American Depository Shares at the close of the business on the Record Date who wish to exercise their voting rights of the underlying common shares must act through the depository of the Company’s ADS program. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available on Sky-mobi’s website at http://www.sky-mobi.com. The Company’s 20-F for the fiscal year ended March 31, 2014 is also available online.

Shareholders of the Company may obtain a hard copy of the Company’s 20-F free of charge by emailing Investor Relations, Sky-mobi Limited, at investor.relations@sky-mobi.com, or by writing to:

10/F, Building B, United Mansion

No. 2 Zijinghua Road

Hangzhou, Zhejiang 310013

People’s Republic of China

Attention: Ms. Sarah Xu

About Sky-mobi Limited:

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; the timing and extent of any share repurchases under the Company’s share repurchase program; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on July 30, 2014. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contact:

For investor and media inquiries please contact:

ICR, Inc. Chenjiazi Zhong Phone: + (1) (646) -915-1615 (US) Email: investor.relations@sky-mobi.com